Reg Technologies Inc.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Reg Technologies Inc.
(A Development Stage Company)

Interim Consolidated Financial Statements

(Unaudited)

January 31, 2008

Reg Technologies Inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

	January 31,	April 30,
	2008	2007
	$	$
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	26,202	294,463
GST receivable	13,128	11,329
Prepaid expenses	1,416	47,933
Due from related parties [Note 7(a)]	–	58,420
Total Current Assets	40,746	412,145
Property and Equipment [Note 6]	11,194	12,731
	51,940	424,876

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable and accrued liabilities	179,550	83,952
Due to related parties [Note 7(b)]	37,714	–
	217,264	83,952

Shareholders’ Equity (Deficit)
Share Capital [Note 3]	11,356,689	11,356,689
Subscriptions Received	32,771	289,307
Contributed Surplus	1,168,862	850,733
Foreign Currency Translation Adjustments	65,786	(74,706)
Deficit	(12,789,432)	(12,081,099)
	(165,324)	340,924
	51,940	424,876
Commitments [Note 8]

Approved on behalf of the Board

"John Robertson" (signed)
John G. Robertson, Director

"Jennifer Lorette" (signed)
Jennifer Lorette, Director

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Interim Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31	January 31
	2008	2007	2008	2007
	$	$	$	$
Operating Expenses
Foreign exchange	(1,540)	(17,088)	65,836	(22,020)
General and administrative	310,554	588,842	1,482,420	1,149,807
Mineral property maintenance costs	8,200	–	8,200	–
Research and development	–	24,218	–	70,984
Operating Loss	(317,214)	(595,972)	(1,556,456)	(1,198,771)
Other Income

Gain on sale of subsidiary’s shares	31,218	28,119	101,070	618,151
Gain on issue by subsidiary of its own
shares outside the consolidated group	43,686	61,594	214,220	85,178
Interest	–	4,285	1,265	13,532
Non-controlling interest	(71,811)	181,546	531,568	352,000
Net Loss for the Period	(314,121)	(320,428)	(708,333)	(129,910)

Deficit – Beginning of Period	(12,475,311)	(11,370,883)	(12,081,099)	(11,561,401)

Deficit – End of Period	(12,789,432)	(11,691,311)	(12,789,432)	(11,691,311)

Basic Loss Per Share	(0.01)	(0.01)	(0.03)	(0.01)

Weighted Average Number of Common
Shares outstanding	23,849,000	24,041,000	23,849,000	24,037,000

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2008	2007	2008	2007
	$	$	$	$
Operating Activities
Net loss	(314,121)	(320,428)	(708,333)	(129,910)
Items not involving cash
Stock-based compensation	12,340	84,895	243,424	105,484
Non-controlling interest	71,812	(181,546)	(531,567)	(352,000)
Gain on issue by subsidiary of its own shares	(43,686)	(61,594)	(214,220)	(85,178)
Gain on sale of subsidiary’s shares	(31,218)	(28,119)	(101,070)	(618,151)
Shares issued for services	5,575	–	30,909	–
Amortization	995	529	2,874	529
Changes in non-cash working capital items
Amounts receivable	(3,124)	3,551	(1,799)	(498)
Prepaid expenses	7,200	92,194	29,981	76,722
Accounts payable and accrued liabilities	15,796	(39,470)	105,064	(38,785)
Net Cash Used In Operating Activities	(278,431)	(449,988)	(1,144,737)	(1,041,787)
Financing Activities
Shares issued	–	3,750	–	11,250
Advances from related parties	78,904	25,908	192,637	41,235
Proceeds from subsidiary’s shares issued	184,945	219,837	598,464	272,979
Subscriptions received	3,175	–	32,771	–
Net Cash Provided by Financing Activities	267,024	249,495	823,872	325,464
Investing Activities
Proceeds on sale of subsidiary’s shares	31,701	28,381	68,026	621,526
Purchase of property and equipment	–	(13,074)	(1,337)	(13,074)
Net Cash Provided by Investing Activities	31,701	15,307	66,689	608,452
Effect of Exchange Rate Changes on Cash	(4,489)	3,534	(14,085)	3,981
Increase (decrease) in Cash and Cash Equivalents	15,805	(181,652)	(268,261)	(103,890)
Cash and Cash Equivalents - Beginning of Period	10,397	505,539	294,463	427,777
Cash and Cash Equivalents - End of Period	26,202	323,887	26,202	323,887
Supplemental Disclosures
Interest paid	–	–	–	–
Income tax paid	–	–	–	–

(The accompanying notes are an integral part of these consolidated financial statements)

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

Reg Technologies Inc. (the “Company”) is in the business of developing and commercially exploiting an improved axial vane type rotary engine known as the Rand Cam™/Direct Charge Engine and other RandCam™ applications, such as compressors and pumps (the “Technology”). The worldwide marketing and intellectual rights, other than the U.S., are held by the Company, which owns approximately 6.1 million shares of REGI U.S., Inc. (“REGI”) (a U.S. public company). REGI owns the U.S. marketing and intellectual rights. The Company and REGI have a project cost sharing agreement whereby these companies each fund 50% of the development of the Technology.

The Company is still in the development stage. These financial statements have been prepared on the basis of a going-concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues from the sale or licensing of the Technology or related applications or achieved operational profitability since inception. The Company’s activities are in the development stage and additional costs for the further advancement and application diversification of the Technology must be incurred. There is substantial doubt as to the Company’s ability to generate revenues and to continue as a going-concern. The continuation of the Company as a going-concern is dependent on its ability to obtain financing and/or the attainment of revenues and profitable operations.

2.	INTERIM FINANCIAL STATEMENTS

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in the Company’s annual financial statements for the year ended April 30, 2007, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Company’s financial position, results of operations, and cash flows have been included. Operating results for the nine-month period ended January 31, 2008 are not necessarily indicative of the results that may be expected for the year ending April 30, 2008.

3.	SHARE CAPITAL

Authorized:

50,000,000 Common shares without par value
10,000,000 Preferred shares with a $1 par value, redeemable for common shares on the basis of 1 common share for 2 preferred shares
5,000,000 Class A non-voting shares without par value. Special rights and restrictions apply.

	Number of
Common shares issued:	Shares	Amount
Balance issued, April 30, 2007 and January 31, 2008	24,160,181	$11,400,174
Less: treasury stock owned	(217,422)	(43,485)
Balance issued and outstanding, April 30, 2007 and January 31, 2008	23,942,759	$11,356,689

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

3.	SHARE CAPITAL (Continued)

	[a]	Escrowed shares

93,750 shares are held in escrow, the release of which is subject to the direction and determination of regulatory authorities.

	[b]	Treasury shares

At January 31, 2008, Rand owns 217,422 shares of the Company.

	[c]	Stock options

The Company has implemented a stock option plan (the "Plan") to be administered by the Board of Directors. Pursuant to the Plan, the Board of Directors has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. No more than 25% of an option may be exercised during any 90-day period during the term of the option; and each optionee is restricted from selling more than 25% of the shares that may be acquired upon exercise of an option during any 90-day period. Options granted to consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than 25% of the options vesting in any three-month period.

The following table summarizes activity under the Plan for the period ended January 31, 2008:

		Weighted
		average
	Number	exercise price
	of stock options	$

Outstanding, April 30, 2007	1,125,000	0.27
Granted	–	–
Exercised	–	–
Outstanding, January 31, 2008	1,125,000	0.27

Additional information regarding options outstanding at January 31, 2008 is as follows:

	Exercise
	Price	January 31,
Expiry Date		$2008
September 18, 2008	0.30	100,000
March 4, 2009	0.19	250,000
April 8, 2009	0.14	25,000
October 20, 2010	0.30	750,000
Options outstanding		1,125,000
Options exercisable		300,000
Weighted average price for options exercisable		$0.27

The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model. There were no stock options granted during the nine-month periods ended January 31, 2008 and 2007.

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

4.	SHARE CAPITAL ACTIVITY OF REGI U.S., INC.

The following table summarizes the share capital activities of REGI for the nine-month period ended January 31, 2008:

	Number of	Amount
Common shares issued:	shares	US$
Balance, April 30, 2007	26,919,208	5,892,176
Shares issued for services	27,000	35,100
Stock issued for cash pursuant to:
Options exercised	26,000	7,750
Warrants exercised	98,333	95,833
Private placement	782,950	737,285
Balance, January 31, 2008	27,853,491	6,768,144

[a]	At January 31, 2008, the Company owned 3,320,000 shares of REGI.

[b]	At January 31, 2008, Rand owned 2,745,516 shares of REGI. The Company owns 51% of Rand.

[c]	A total of 1,860,500 shares are reserved for the exercise of stock options, exercisable at a weighted average price of US$1.13 per share with a weighted average remaining life of 3.42 years.

[d]

As at January 31, 2008, 3,231,117 share purchase warrants were outstanding of which 2,288,167 may be exercised at a price of US$1.00 per share, and 942,950 may be exercised at a price of US$1.50 per share.

[e]	During the nine-month period ended January 31, 2008, REGI issued 13,500 common shares upon the exercise of options at US$0.25 per share for cash proceeds of US$3,375.

[f]	During the nine-month period ended January 31, 2008, REGI issued 12,500 common shares upon the exercise of options at US$0.35 per share for cash proceeds of US$4,375.

[g]	During the nine-month period ended January 31, 2008, REGI issued 27,000 common shares upon the exercise of options at US$1.30 per share for services rendered with a fair value of US$35,100.

[h]	During the nine-month period ended January 31, 2008, REGI issued 85,833 common shares upon the exercise of warrants at US$1.00 per share for cash proceeds of US$85,833.

[i]	During the nine-month period ended January 31, 2008, REGI issued 12,500 common shares upon the exercise of warrants at US$0.80 per share for cash proceeds of US$10,000.

[j]

During the nine-month period ended January 31, 2008, REGI issued 782,950 units at US$1 per unit for proceeds of US$737,285, net commissions of US$45,665, pursuant to a private placement. Each unit consists of one Class A share of common stock and one warrant. Each warrant will enable the investor to purchase one additional share an exercise price of US$1.50 per share for a period of five years after the closing date.

[k]	During the nine-month period ended January 31, 2008, REGI extended 75,000 options set to expire on May 10, 2007 to May 10, 2009.

[l]	During the nine-month period ended January 31, 2008, REGI increased the number of authorized shares without par value to 100,000,000 shares.

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

5.	GAIN ON SHARES ISSUED BY SUBSIDIARY

During the periods ended January 31, 2008 and 2007, REGI issued shares outside the consolidated group. These issuances effectively reduced Rand’s interest in REGI, which resulted in a deemed gain on sale of subsidiary’s shares as follows:

	January 31,	January 31,
	2008	2007
	$	$
Gain due to ownership of new assets resulting from REGI shares issued	214,220	85,178

6.	PROPERTY AND EQUIPMENT

			January 31,	April 30,
			2008	2007
		Accumulated	Net Book	Net Book
	Cost	Amortization	Value	Value
	$	$	$	$

Computer hardware	6,632	2,224	4,408	4,618
Office furniture and equipment	8,849	2,063	6,786	8,113
	15,481	4,287	11,194	12,731

7.	RELATED PARTY TRANSACTIONS

[a]

At January 31, 2008, the Company is owed an aggregate of $Nil (April 30, 2007 - $58,420) by related parties. The transactions are recorded at their exchange amounts, and the amounts owing are unsecured, non-interest bearing and due on demand. These companies are related due to the president of the Company controlling or significantly influencing these related companies.

[b]

At January 31, 2008, the Company owes an aggregate of $37,714 (April 30, 2007 - $Nil) to related parties. The transactions are recorded at their exchange amounts, and the amounts owing are unsecured, non-interest bearing and due on demand. These companies are related due to the president of the Company controlling or significantly influencing these related companies.

[c]

During the nine-month period ended January 31, 2008, fees in the aggregate of $32,095 (2007 - $99,432) for legal services have been paid to a professional law firm in which a partner of the firm is an officer and director of the Company.

	[d]	During the nine-month period ended January 31, 2008, rent of $9,528 (2007 - $10,008) was paid to a company having common officers and directors.

	[e]	During the nine-month period ended January 31, 2008, project management fees of $23,143 (2007 - $25,449) were paid to a company having common officers and directors.

[f]

During the nine-month period ended January 31, 2008, administrative fees, consulting fees, and management and directors’ fees were paid to officers, directors and companies controlled by officers and directors totalling $48,776 (2007 - $125,140) for services rendered.

The above noted transactions have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

Reg Technologies Inc.
Notes to the Interim Consolidated Financial Statements
January 31, 2008
(Expressed in Canadian dollars)
(Unaudited)

8.	COMMITMENTS

	[a]	In connection with the acquisition of Rand, the Company has the following royalty obligations:

[i]

A participating royalty is to be paid to the inventor to a maximum amount of $10,000,000. The participating royalty is to be paid in minimum annual instalments of $50,000 per year beginning on the date the first revenues are derived from the license or sale of the patented technology and after shares are issued per the above. As part of the minimum payment, the Company is to pay 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

[ii]

Pursuant to a letter of understanding between the Company and REGI (collectively called the grantors) and West Virginia University Research Corporation (WVURC), the grantors have agreed that WVURC shall own 5% of all patented technology and will receive 5% of all net profits from sales, licenses, royalties or income derived from the patented technology.

		[iii]	1% net profit royalty will be payable to a director on all U.S.-based sales.

[a]

On June 15, 2006, the Company entered into a lease agreement to lease office premises for the period of three years and the option to renew the lease for one additional term of three years, in consideration for $16,994 per year.